UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

04634X202

(CUSIP Number)

Astra Space, Inc.

1900 Skyhawk Street

Alameda, CA 94501

(866) 278-7217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X202	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Chris Kemp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,919,053
	8	SHARED VOTING POWER 840,906
	9	SOLE DISPOSITIVE POWER 1,919,053
	10	SHARED DISPOSITIVE POWER 840,906

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,759,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON IN

*

Excludes securities beneficially owned by the Supporting Stockholder. See Item 5 of this Schedule 13D for additional information concerning holdings of the Supporting Stockholder and his relationship to Chris Kemp.

CUSIP No. 04634X202	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Chris Kemp Living Trust dated February 10, 2021
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 838,706
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 838,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 04634X202	Page 4 of 10 Pages

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the previously filed statement on Schedule 13D filed by Chris Kemp with the Securities and Exchange Commission (the “Commission”) on July 12, 2021 (as amended and supplemented to date the “Schedule 13D”), relating to Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Astra Space, Inc. (the “Issuer”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is filed on behalf of:

(i) Mr. Chris Kemp, and

(ii) Chris Kemp Living Trust dated February 10, 2021, a California Trust (the “Trust”, and collectively with Mr. Kemp, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 1900 Skyhawk Street Alameda, CA 9450.

(c) The present principal occupation of Mr. Kemp is Director, President and Chief Executive Officer of the Issuer. The Trust is primarily engaged in the business of investing in securities. Mr. Kemp is the sole trustee and a beneficiary of the Trust.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kemp is a citizen of the United States of America and the Trust is organized under the laws of the state of California.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by Mr. Kemp. Pursuant to the Merger Agreement, upon consummation of the Business Combination, the shares of Class B common stock of Astra Space, Inc., a Delaware corporation (“Legacy Astra”) beneficially owned by Mr. Kemp were automatically converted into shares of Class B Common Stock of the Issuer.

Securities owned by the Reporting Persons as of this date were acquired in connection with Mr. Kemp’s co-founding of Legacy Astra, through open market purchases using personal funds, through the exercise of stock options, or in exchange for services rendered to the Issuer by Mr. Kemp. The Convertibles Notes and the Warrants (as each term is defined below) were acquired by the Trust using personal funds provided by Mr. Kemp. If the Reporting Persons acquire additional shares of the Issuer, whether pursuant to the Proposal or the Subsequent Financing (as each term is defined below) or otherwise, the Reporting Persons may use personal funds, borrowed funds, or any other form of valid consideration to fund such purchase.

CUSIP No. 04634X202	Page 5 of 10 Pages

Item 4. Purpose of Transaction

The information in Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

Business Combination

On June 30, 2021, the Issuer consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of February 2, 2021 (as amended and/or restated from time to time, the “Merger Agreement”), by and among the Issuer, Holicity Merger Sub, Inc., a newly-formed Delaware corporation (“Merger Sub”), and Legacy Astra. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy Astra, with Legacy Astra surviving the merger as a wholly owned subsidiary of the Issuer (the “Business Combination”). As a result of the Business Combination, Legacy Astra became a wholly-owned subsidiary of the Issuer, with the stockholders of Legacy Astra becoming stockholders of the Issuer and each outstanding share of common stock and preferred stock of Legacy Astra was cancelled and extinguished and collectively converted into the right to receive shares of common stock of the Issuer in accordance with the Merger Agreement. Upon the consummation of the Business Combination, Holicity changed its name to “Astra Space, Inc.”

As a result of the Business Combination, Mr. Kemp received 29,143,555 shares of Class B Common Stock. Subsequent to the Business Combination, Mr. Kemp gifted 700,000 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one (1) fully paid and nonassessable share of Class A Common Stock of the Issuer at the election of the holder or upon the occurrence of certain events. Each share of Class B Common Stock has 10 votes per share, whereas shares of Class A Common Stock have one vote per share.

Reverse Stock Split

As further described in the Issuer’s Current Report on Form 8-K filed with the Commission on September 13, 2023, the Issuer effected (a) a 1-for-15 reverse stock split of the shares of the Class A common stock and (b) a 1-for-15 reverse stock split of the shares of the Class B common stock on September 13, 2023 (collectively, the “Reverse Stock Split”).

As a result of the Reverse Stock Split, (i) 28,443,555 shares of Class B Common Stock held by Mr. Kemp were converted into 1,896,237 shares of Class B Common Stock, (ii) 488,055 options that would have been exercisable for Class A Common Stock within 60 days at a prices ranging from $5.21 to $9.04 per share were converted into 32,537 options that are exercisable for Class A Common Stock within the next 60 days at prices ranging from $78.15 to $135.60 per share (iii) 120,435 shares of Class A Common Stock previously awarded to Mr. Kemp as restricted stock units (“RSUs”) were converted into 8,029 shares of Class A Common Stock and (iv) 27,120 shares of Class A Common Stock underlying RSUs that have since vested were converted into 1,808 shares of Class A Common Stock.

Non-binding Proposal

On November 8, 2023, Mr. Kemp, together with Dr. Adam London, Chief Technology Officer of the Issuer (Dr. London is referred to herein as the “Supporting Stockholder”) submitted a non-binding proposal to an independent committee (the “Special Committee”) of the board of directors of the Issuer (the “Issuer’s Board” or “Board”) to offer to acquire all of the outstanding equity of the Issuer at a price of $1.50 per share, payable in cash (the “Proposal”). This price represents a premium of approximately 103% to the closing price of the Issuer’s common stock on November 8, 2023.

The Proposal is non-binding and is contingent on final approval of the transaction by the Special Committee of the Issuer’s Board, satisfactory conclusion of due diligence, entering into a mutually acceptable definitive transaction agreement, and the receipt of a waiver of section 203 of the Delaware General Corporation Law.

The foregoing description of the Proposal is not intended to be complete and is qualified in its entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.3.

Subsequent Financing

On November 21, 2023, the Issuer closed a subsequent financing (the “Subsequent Financing”) with JMCM Holdings LLC (“JMCM”), SherpaVentures Fund II, LP (“ACME Fund II” and together with JMCM, the “Initial Investors”), the Trust, for which the Reporting Person serves as sole trustee, and the Supporting Stockholder, (the Trust, collectively with the Supporting Stockholder, JMCM, and ACME Fund II, the “Investors”), pursuant to the Securities Purchase Agreement dated as of August 4, 2023 (as amended by the Reaffirmation Agreement and Omnibus Amendment Agreement dated as of November 6, 2023, the Limited Waiver and Consent and Omnibus Amendment No. 2 Agreement dated as of November 17, 2023 and the Omnibus Amendment No. 3 Agreement dated as of November 21, 2023) (the “Subsequent Financing Agreement”).

CUSIP No. 04634X202	Page 6 of 10 Pages

The Subsequent Financing is connected to the Issuer’s announcements in current reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on (i) October 23, 2023, of the execution of a non-binding term sheet, which contemplated a financing of at least $15.0 million, from the Initial Investors and other potential investors, and up to $25.0 million; (ii) November 8, 2023 of the closing on November 6, 2023, of an initial financing with the Initial Investors, for a total investment amount of approximately $13.4 million (the “Initial Financing”), and (iii) November 17, 2023 of the November 13, 2023 increase of the aggregate principal amount of the senior secured bridge note issued to JMCM and the purchase by JMCM of warrants. Pursuant to the Subsequent Financing Agreement, the Trust agreed to purchase $2.0 million principal amount of senior secured convertible notes due 2025 (the “Convertible Notes”) and 866,337 warrants in the form attached hereto as Exhibit 99.4 (the “Warrants”) to purchase up to 866,337 Class A Common Stock at a purchase price of $0.125 per New Warrant that are immediately exercisable at an exercise price of $0.808 per share of Class A Common Stock, subject to certain adjustments, and that expire on November 21, 2028;

The Subsequent Financing Agreement contains customary representations, warranties and agreements by the Issuer, including an agreement to indemnify the Investors against certain liabilities. The Subsequent Financing Agreement also contains covenants that require the Issuer to among other things: (i) offer the Trust, as a holder of Convertible Notes, so long as any Convertible Notes remain outstanding, participation rights in future offerings of any equity, equity-linked, equity equivalent securities or securities convertible into or exercisable for equity (excluding offerings of Class A Common Stock through an approved at-the-market equity program), subject to limited exceptions; and (ii) seek stockholder approval (the “Stockholder Approvals”) in accordance with the listing rules of The Nasdaq Stock Market LLC (“Nasdaq”) with respect to the issuance of the shares of Class A Common Stock issuable upon exercise of the Warrants in excess of the limitations imposed by such rules and the shares of Class A Common Stock issuable upon conversion of the Convertible Notes in excess of the limitations imposed by such rules (such shares of Class A Common Stock issuable upon exercise of the Warrants or conversion of the Convertible Notes, the “Underlying Shares”).

The Convertible Notes were not issued pursuant to an indenture. The Convertible Notes mature on November 15, 2025 (the “Maturity Date”), provided that the Maturity Date may be extended upon the written agreement of the Issuer and the holders of the Convertible Notes. On the Maturity Date, the Issuer will pay the holders of the Convertible Notes an amount in cash equal to (i) the then-outstanding Stated Principal Amount (as defined in the Convertible Notes) of the Convertible Notes, multiplied by (ii) the then applicable Minimum Return (as defined in the Convertible Notes) amount in effect at such time, plus accrued and uncapitalized interest on the Convertible Notes (such amount, the “Minimum Return Maturity Amount”); provided that if the Maturity Date has been extended the Issuer will pay such holders an amount in cash equal to the greater of (x) the Minimum Return Maturity Amount and (y) the then-outstanding principal amount plus any accrued and uncapitalized interest on the Convertible Notes. In the event that any prepayment or redemption of the Convertibles Notes is made in full prior to the Maturity Date (or is deemed to have occurred in the case of an Event of Default Acceleration Event (as defined in the Convertible Notes)), the Issuer will pay in full all outstanding obligations under the Convertible Notes, which will include the payment, if applicable, of any Minimum Return amount (as defined in the Convertible Notes), which ranges from 125% to 175% of the outstanding Stated Principal Amount of the Convertible Notes depending on the timing of the prepayment or redemption event.

The Convertible Notes bear interest at 12.0% per annum, payable in kind, which interest rate would increase to 15.0% per annum upon the existence of an Event of Default (as defined in the Convertible Notes). Interest on the Convertible Notes accrues from November 21, 2023. Interest on the Convertible Notes will be payable in kind on each February 1, May 1, August 1 and November 1, beginning February 1, 2024.

The Issuer is required to make quarterly amortization payments under each Convertible Note on each February 1, May 1, August 1 and November 1, beginning February 1, 2024, payable in cash in an amount equal to 11.11% of the initial Stated Principal Amount (as defined in such Convertible Note) of such Convertible Note. The Trust, as holder of a Convertible Note, in its sole discretion, may agree to defer its quarterly amortization payment to the subsequent amortization payment date pursuant to the terms of its Convertible Note.

The Trust, as holder of the Convertible Notes may, at its option, prior to the second scheduled trading day immediately before the Maturity Date, convert all or any portion of the outstanding amount of its Convertible Notes into shares of Class A Common Stock, at an initial conversion rate of 1,237.6238 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.808 per share of Class A Common Stock. The conversion rate will be subject to standard adjustments in the event of any stock split, stock dividend, stock combination, recapitalization or other similar transactions.

If an Event of Default under the Convertible Notes occurs, the principal amount thereof, together with accrued interest thereon, may become immediately due and payable.

CUSIP No. 04634X202	Page 7 of 10 Pages

The Warrants are immediately exercisable at an exercise price of $0.808 per share of Class A Common Stock, subject to certain adjustments and expire on dates ranging from November 6, 2028, through November 21, 2028. The exercise price of the Warrants, and the number of shares of Class A Common Stock potentially issuable upon exercise of the Warrants, will be adjusted proportionately if the Issuer subdivides its shares of Class A common stock into a greater number of shares or combines its shares of common stock into a smaller number of shares.

In the event of a Fundamental Transaction (as defined int he Form of Warrant) that is (i) an all cash transaction, (ii) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, the Issuer will be required, at the option of the holder of the New Warrant, to (x) purchase such holder’s New Warrant by paying to such holder an amount of cash equal to the Black-Scholes Value (as defined int he Form of Warrant) of the remaining unexercised portion of such New Warrant on the date of the consummation of such Fundamental Transaction or (y) exchange the New Warrant for a security of the Successor Entity (as defined int he Form of Warrant) evidenced by a written instrument substantially similar in form and substance to the Warrants, including, without limitation, which is exercisable for a corresponding number of shares of capital stock equivalent to the shares of Class A Common Stock acquirable and receivable upon exercise of the New Warrant prior to such Fundamental Transaction, and with an exercise price which applies the exercise price under the New Warrant to such shares of capital stock (but taking into account the relative value of the shares of Class A Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such adjustments to the number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of the New Warrant immediately prior to the consummation of such Fundamental Transaction).

Unless the Issuer obtains the Stockholder Approvals, the Issuer will be prohibited from issuing any shares of Class A Common Stock upon either of (i) the conversion of the Convertible Notes, or (ii) the exercise of the Warrants if the issuance of such shares of Class A Common Stock would exceed 19.99% of the Issuer’s outstanding shares of Class A Common Stock as of the date of the Subsequent Financing Agreement or otherwise exceed the aggregate number of shares of Class A Common Stock which the Issuer may issue without breaching the Issuer’s obligations under the Nasdaq listing rules.

The foregoing summaries of the Subsequent Financing Agreement, the Convertible Notes and the Warrants do not purport to be complete. The foregoing summaries of the Subsequent Financing Agreement, the Convertible Notes and the Warrants are qualified in their entirety by reference to the copies of the form of New Warrant, the form of Convertible Note and the Subsequent Financing Agreement that are filed herewith as Exhibits 99.4, 99.5 and 99.6, respectively, and each of which is incorporated herein by reference.

Pursuant to the Subsequent Financing Agreement, the Issuer is required to file a registration statement with the SEC no later than May 1, 2024 to register the resale of all Underlying Shares.

General

Neither the Proposal, the Subsequent Financing nor this Amendment is meant to be, nor should be construed as, an offer to buy, or the solicitation of an offer to sell, any of the Issuer’s securities. The Reporting Persons intend to have discussions with members of the Issuer’s Board regarding the Proposal and the Subsequent Financing. The Reporting Person may consider, explore and/or develop plans and/or make further proposals, with respect to the Issuer’s operations, Board structure (including Board composition), capital structure, capital allocation policies, assets, liabilities, strategy and plans, and potential business combinations, dispositions and strategic transactions pertaining to the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties). The Reporting Person may engage in a number of conversations that may relate to one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Persons may communicate with the Issuer’s Board, or others (including other stockholders), regarding a broad range of operational and strategic matters and other matters relating to the Issuer and the Reporting Persons’ investment in the Issuer, and may exchange information with any such persons pursuant to appropriate confidentiality, non-disclosure or similar agreements.

acquired the securities described in this Schedule 13D for investment purposes and intends to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 04634X202	Page 8 of 10 Pages

The Reporting Persons’ may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

The Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) with any other Investor and expressly disclaim beneficial ownership of any securities owned by any other Investor.

Item 5. Interest in Securities of the Issuer

The information in Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated to read as follows:

(a)

As of the date that this Amendment is filed, Mr. Kemp holds 49,356 shares of Class A Common Stock (including 2,200 shares held by Mr. Kemp’s spouse) and derivative securities (the “Derivative Securities”) which give Mr. Kemp the right to acquire 1,871,897 shares of Class A Common Stock within 60 days of the date this Amendment is filed. The Derivative Securities are comprised of (i) 1,806,376 shares of Class B Common Stock, and (ii) 65,521 options that are exercisable or will be exercisable for Class A Common Stock within the next 60 days. By virtue of his role as trustee of the Trust, Mr. Kemp also has sole dispositive power over 838,706 shares of Class A Common Stock underlying Convertible Notes and Warrants, which represents the Underlying Share Maximum, which may be distributed to the Trust within 60 days subject to and in accordance with the Beneficial Ownership Blockers (as defined below).

The shares of Class A Common Stock held directly by Mr. Kemp or his spouse, together with the Derivative Securities and the shares of Class A common Stock underlying Convertible Notes and Warrants held by the Trust, represent 12.8% of the outstanding Class A Common Stock, and the shares of Class A Common Stock held directly by the Trust represent 4.3% of the outstanding Class A Common Stock. These amounts assume a total of 18,861,950 shares of Class A Common Stock oustanding, based on information provided to the Reporting Persons by the Issuer on November 21, 2023, and for Mr. Kemp, assumes the issuance of the Derivative Securities, and for the Trust, assumes the exercise of the Warrants and conversion of the Convertible Notes, subject to the Beneficial Ownership Blockers (as defined below).

As a result of the Proposal described above under Item 4 of this Amendment, the Reporting Persons, together with the Supporting Stockholder may be considered a “group” under Section 13(d)(3) of the Act and Rule 13d-5 under the Act. The Reporting Persons expressly disclaim that it beneficially owns any of the Supporting Stockholder’s Class A Common Stock or Class B Common Stock (or the Class A Common Stock underlying stock options and RSUs) held of record by the Supporting Stockholder, if any, or that it is a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 under the Exchange Act with the Supporting Stockholder. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. For a description of the relationship between the Reporting Persons and the Supporting Stockholder, see Item 4 above.

Both the form of Convertible Note and form of Warrant provide that the Issuer shall not effect any distribution of Underlying Shares if such distribution would cause the Reporting Persons, together with any person whose beneficial ownership of Class A Common Stock would or could be aggregated with the Reporting Persons for purposes of Section 13(d) or Section 16 of the Exchange Act, to collectively beneficially own in aggregate in excess of 19.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to such distribution (the “Beneficial Ownership Blockers”). Each of the Reporting Persons expressly disclaim that it beneficially owns any of the Supporting Stockholder’s Class A Common Stock or Class B Common Stock (or the Class A Common Stock underlying stock options and RSUs) held of record by the Supporting Stockholder, if any, or that it is a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 under the Exchange Act with the Supporting Stockholder. However, the Reporting Persons acknowledge that such a group could be deemed to exist. Thus, the beneficial ownership figures included in this Amendment are prepared under the assumption that the Underlying Shares may not be distributed if such distribution would cause any of the Reporting Persons, together with Supporting Stockholder, to beneficially own in excess of 19.99% of the Class A Common Stock. As a result, the beneficial ownership figures in this Amendment assume that the Trust may be deemed to beneficially own 838,706 Underlying Shares (the “Underlying Share Maximum”).

The foregoing amount excludes an aggregate of approximately 2,556,510 Underlying Shares underlying securities held by the Trust, as such shares are not exercisable within 60 days due to the Beneficial Ownership Blockers.

CUSIP No. 04634X202	Page 9 of 10 Pages

As of the date that this Amendment is filed, Dr. London directly holds (i) 9,182 shares of Class A Common Stock, (ii) 1,896,237 shares of Class B Common Stock, and (iii) 32,537 options that are exercisable or will be exercisable for Class A Common Stock within the next 60 days(the “London Derivative Securities”) which give Dr. London the right to acquire 1,937,956 shares of Class A Common Stock within 60 days of the date this Amendment.

If the Reporting Persons, together with the Supporting Stockholder, were considered a group, then the shares of Class A Common Stock held directly by the Reporting Persons and the Supporting Stockholder, together with the Derivative Securities, the London Derivative Securities and the Underlying Share Maximum, represent 19.99% of the outstanding Class A Common Stock based on the number of shares of Class A Common Stock underlying the Derivative Securities and London Derivative Securities and assuming a total of 18,861,950 shares of Class A Common Stock outstanding, based on information provided to the Reporting Persons by the Issuer on November 21, 2023.

The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Persons set forth in Rows 7 through 13 on the cover page hereto is incorporated by reference herein and is as of the date hereof. Such information is based on the number of shares of Class A Common Stock underlying the Derivative Securities and assuming a total of 18,861,950 shares of Class A Common Stock outstanding, based on information provided to the Reporting Persons by the Issuer on November 21, 2023.

(i)	Mr. Kemp

Mr. Kemp has sole voting and dispositive power over 1,919,053 shares of Class A Common Stock, which includes 47,156 shares of Class A Common Stock held directly by Mr. Kemp and 1,871,897 shares of Class A Common Stock underlying the Derivative Securities. By virtue of the fact that Mr. Kemp is the sole trustee of the Trust, Mr. Kemp has shared voting and dispositive power over 838,706 shares of Class A Common Stock underlying Convertible Notes and Warrants held by the Trust, which represents the Underlying Share Maximum, which may be distributed to the Trust within 60 days subject to and in accordance with the Beneficial Ownership Blockers, and 2,200 shares of Class A Common Stock held of record by Mr. Kemp’s spouse.

Dr. London has sole voting and dispositive power over the 9,182 shares of Class A Common Stock directly held by Dr. London and the 1,928,774 shares of Class A Common Stock underlying the London Derivative Securities.

(ii)	The Trust

By virtue of the fact that Mr. Kemp is the sole trustee of the Trust, the Trust has sole voting and dispositive power over 0 Class A Common Stock and has shared voting and dispositive power over 838,706 shares of Class A Common Stock underlying Convertible Notes and Warrants, which represents the Underlying Share Maximum, which may be distributed to the Trust within 60 days subject to and in accordance with the Beneficial Ownership Blockers.

The foregoing amount excludes an aggregate of approximately 2,556,510 Underlying Shares underlying securities held by the Trust, as such shares are not exercisable within 60 days due to the Beneficial Ownership Blockers.

(c) Described above under Item 4 of this Amendment and incorporated herein by reference. Except as described in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in Class A Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment is hereby incorporated by reference into Item 6 of the Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit Number	Description

99.4	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s current report on Form 8-K filed with the Commission on November 24, 2023).

99.5	Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 24, 2023).

99.6	Omnibus Amendment No. 3 Agreement dated as of November 21, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 24, 2023).

99.7	Joint Filing Agreement, dated November 27, 2023.

CUSIP No. 04634X202	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 27, 2023

CHRIS C. KEMP

/s/ Chris C. Kemp
Name:	Chris C. Kemp

CHRIS KEMP LIVING TRUST, DATED FEBRUARY 10, 2021

/s/ Chris C. Kemp
Name:	Chris C. Kemp
Title:	Trustee